United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2016

COCA-COLA EUROPEAN PARTNERS PLC

c/o Jordans Limited 20-22 Bedford Row, London, WC1R 4JS

+44 (0)20 7400 3333

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒ Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐ No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐ No    ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).)

On May 3, 2016, the Company entered into a facility agreement (the “RCF Agreement”) providing for a multicurrency revolving credit facility (the “RCF”) in an aggregate amount of €1.5 billion, which is available to the Company and an indirect wholly-owned UK subsidiary of the Company for working capital and general corporate purposes. The RCF matures five years after its execution date and the Company will have the option to increase the size of the RCF by €500 million, with the consent of the increasing lenders, and to extend the RCF by 12 months on two separate occasions with the consent of the extending lenders. On May 31, 2016, the Company’s wholly-owned subsidiary, Coca-Cola European Partners US, LLC (successor by merger to Coca-Cola Enterprises, Inc.) (“CCEP US”), guaranteed the Company’s borrowings under the RCF.

The RCF Agreement contains certain representations and warranties (subject to certain exceptions and qualifications and with certain representations being repeated), undertakings (subject to certain qualifications) and events of default (subject to certain grace periods, thresholds and other qualifications). There are no financial covenants. The RCF Agreement contains certain indemnities for certain liabilities in connection with the RCF.

In addition, on May 26, 2016, pursuant to an offering in reliance on Regulation S under the Securities Act of 1933, as amended, the Company issued €700,000,000 aggregate principal amount of 0.750% Notes due 2022, €500,000,000 aggregate principal amount of 1.125% Notes due 2024, €500,000,000 aggregate principal amount of 1.750% Notes due 2028 and €500,000,000 aggregate principal amount of Floating Rate Notes due 2017. The Company’s obligations under the Notes are fully and unconditionally guaranteed on an unsubordinated unsecured basis by CCEP US.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)

	By:	/s/ Suzanne Forlidas
Date: June 1, 2016		Name: Suzanne Forlidas
Title: Secretary